 Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and income or loss from equity investees, plus fixed charges and distributed income of equity investees, less interest capitalized. Combined fixed charges and preferred stock dividends consist of fixed charges and preferred stock dividends declared.

		Fiscal Year Ended
(Dollars In thousands)	October 31, 2015	October 31, 2014	October 31, 2013	October 31, 2012	October 31, 2011
(Loss) income before income taxes	$(21,765)	$20,180	$21,935	$(101,248)	$(291,588)
Add:
Interest expense, homebuilding (a)	151,448	141,344	143,574	152,433	171,845
Interest expense, financial services	2,143	1,835	3,008	2,514	1,889
Interest pertaining to rent expense (b)	5,548	5,538	5,199	5,663	6,612
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	4,269	(1,853)	(9,700)	(3,611)	10,541
Amortization	5,460	10,320	7,843	6,862	6,047
Total earnings (loss)	$147,103	$177,364	$171,859	$62,613	$(94,654)
Fixed Charges:
Interest incurred, homebuilding	$166,188	$145,409	$132,611	$147,048	$156,998
Interest incurred, financial services	2,143	1,835	3,008	2,434	1,959
Interest pertaining to rent expense	5,548	5,538	5,199	5,663	6,612
Amortization	5,460	10,320	7,843	6,862	6,047
Total fixed charges	$179,339	$163,102	$148,661	$162,007	$171,616
Ratio of earnings to fixed charges	(c)	1.1	1.2	(c)	(c)

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

		Fiscal Year Ended
(Dollars In thousands)	October 31, 2015	October 31, 2014	October 31, 2013	October 31, 2012	October 31, 2011
Total earnings (loss) – above	$147,103	$177,364	$171,859	$62,613	$(94,654)
Total fixed charges – above	$179,339	$163,102	$148,661	$162,007	$171,616
Preferred stock dividends (adjusted to pretax dollars)	-	-	-	-	-
Total combined fixed charges and preferred stock dividends	$179,339	$163,102	$148,661	$162,007	$171,616
Ratio of earnings to combined fixed charges and preferred stock dividends	(d)	1.1	1.2	(d)	(d)

(a)	Includes the amortization and expensing of debt expenses that were not capitalized during the period.
(b)	Management has determined the interest component of rent expense to be 33%.
(c)	Earnings for the years ended October 31, 2015, 2012 and 2011 were insufficient to cover fixed charges for such period by $32.2 million, $105.1 million and $272.9 million, respectively.
(d)

Earnings for the years ended October 31, 2015, 2012 and 2011 were insufficient to cover fixed charges and preferred stock dividends for such period by $32.2 million, $105.1 million and $272.9 million, respectively. Due to restrictions in our debt instruments, we are currently prohibited from paying dividends on our preferred stock and did not make any dividend payments in fiscal 2015, 2014, 2013, 2012 and 2011.